# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ZURICHSTRASSE 38, BRUTTISELLEN, Switzerland (V8), 8306
Date of event which requires filing of this statement: 07/03/2025
Filed by CIK 0001871984
Persons authorized to receive notices and communications: Laura Torrado, c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, New York (NY), 10017, (212) 356-2900; Tom LaMacchia, c/o Certares Management LLC, 350 Madison Avenue, 8th floor, New York, New York (NY), 10017, (212) 624-2940

## Reporting persons
- CK Opportunities Wolverine S.a r.l: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CK Opportunities Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CK Opportunities GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Certares Opportunities LLC (CIK 0001871984): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Knighthead Opportunities Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: ZURICHSTRASSE 38, BRUTTISELLEN, Switzerland (V8), 8306
Comment:
Explanatory Note

This Amendment No. 2 (the "Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 21, 2022, as amended by Amendment No.1 filed with the SEC on February 19, 2025 (as amended, the "Schedule 13D") related to the ordinary shares (the "Ordinary Shares") of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the "Issuer"), with its registered office in Zurichstrasse 38, 8306 Bruttisellen, Switzerland.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms of the Transaction Agreement (the "Transaction Agreement"), dated as of February 16, 2025, entered into by and between the Issuer and Shift4 Payments, Inc. ("Shift4") and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH, a Swiss limited liability company ("Merger Sub"), Merger Sub commenced a tender offer (the "Offer") on March 21, 2025 to purchase all of the issued and outstanding shares in the Issuer. One minute after 11:59 p.m., New York City time, on July 2, 2025, the Offer and any withdrawal rights in connection therewith expired. Prior to the expiration of the Offer all conditions to the Offer had been satisfied or waived, Merger Sub has accepted for payment and will promptly pay the Offer Consideration for all shares of the Issuer that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

Pursuant to the Offer (i) 9,286,969 Ordinary Shares held by CK Opportunities Wolverine were tendered in the Offer at a price per share of $7.50, and (ii) 23,124,705 Series B Preferred Shares held by CK Opportunities Wolverine that were convertible into 23,124,705 Ordinary Shares were tendered in the Offer at a price per share of $11.81.

Following the consummation of the Offer, Mr. Tom Klein, a Senior Managing Director of Certares Management LLC, resigned as a member of the board of directors of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) through (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information relating to the beneficial ownership of the Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. As of the date hereof, the Reporting Persons do not beneficially own any shares of Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as described herein, none of the Reporting Persons has effected any transactions with respect to the Ordinary Shares in the prior sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 3, 2025, following the consummation of the Offer, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's outstanding shares of Ordinary Shares.

## Signatures
- CK Opportunities Wolverine S.a r.l: /s/ Stefan Corthouts, Stefan Corthouts, A Manager (07/07/2025)
- CK Opportunities Wolverine S.a r.l: /s/ Ajit Singh Rai, Ajit Singh Rai, B Manager (07/07/2025)
- CK Opportunities Fund I, LP: /s/ Tom LaMacchia, Tom LaMacchia, Authorised Signatory, CK OPPORTUNITIES, GP, LLC, its general partner (07/07/2025)
- CK Opportunities Fund I, LP: /s/ Laura Torrado, Laura Torrado, Authorised Signatory, CK OPPORTUNITIES, GP, LLC, its general partner (07/07/2025)
- CK Opportunities GP, LLC: /s/ Tom LaMacchia, Tom LaMacchia, Authorised Signatory (07/07/2025)
- CK Opportunities GP, LLC: /s/ Laura Torrado, Laura Torrado, Authorised Signatory (07/07/2025)
- Certares Opportunities LLC: /s/ Tom LaMacchia, Tom LaMacchia, Managing Director & General Counsel, CERTARES MANAGEMENT LLC, its Sole Member (07/07/2025)
- Knighthead Opportunities Capital Management, LLC: /s/ Laura Torrado, Laura Torrado, General Counsel (07/07/2025)